FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of May 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated May 11, 2009, announcing Registrant’s financial results for the first quarter ending March 31, 2009.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-158476, 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 11 2009

Gilat Announces First Quarter 2009 Results

Petah Tikva, Israel, May 11, 2009 – Gilat Satellite Networks Ltd. (NasdaqGM: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending March 31, 2009.

Revenues for the first quarter of 2009 were $60.8 million compared to $70.5 million for the same period of 2008. Net income for the first quarter of 2009 was $0.2 million, or $0.01 per diluted share, compared to a net income of $4.6 million, or $0.11 per diluted share in the first quarter of 2008.

For a detailed reconciliation of GAAP to non-GAAP financial information and for more information regarding Gilat’s use of non-GAAP financial measures, please see the table titled “Reconciliation between GAAP and non-GAAP statements of operations” as well as the notes contained in this press release.

Gilat's Chief Executive Officer and Chairman of the Board Amiram Levinberg said,
“In the first quarter of 2009, we were able to maintain profitability despite the challenging economical environment, predominantly due to the steps we took to adjust our cost structure. We have started to release money from the restricted cash held by trustees in Colombia and once again are able to recognize revenues from our Colombian operations.”

Recent Announcements:

–	Spacenet Rural Communications deployed a SkyEdge II high-performance broadband satellite network to serve Banco de la Nación and other customers in Peru. With the migration to the new network, these customers will benefit from enhanced voice and data networking services.

–	NeraTel Group selected Gilat’s SkyEdge II broadband satellite network to serve a government organization in South East Asia. The network, which incorporates Gilat’s newly launched mesh capabilities, will provide high-performance and advanced communications that meet the requirements of NeraTel’s customer.

–	Netcom Africa selected a SkyEdge II broadband satellite network to serve West Africa’s corporate, energy and financial sectors. Netcom chose Gilat’s SkyEdge II network to provide VoIP and high-speed data networking services.

–	Spacenet Inc.‘s high-performance Connexstar satellite communications services have been deployed as part of an incident response vehicle for Erie Insurance.

–	Spacenet Inc. is providing an upgraded data network to approximately 500 Cumberland Farms locations across the United States. The new network combines terrestrial and satellite technologies to support advanced applications and ensure business continuity.

Gilat will host a conference call today with an accompanying slide presentation at 9:30 AM ET. In order to ensure audio access, participants from the U.S. should dial in at (888) 7233-163 and international participants should dial in at (972) 3-918-0650. The presentation may be accessed through the Company’s website at www.gilat.com prior to the call. The call will also be available as a Webcast on the Company’s website at: www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements for the first quarter of 2009 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the impact of a non-cash share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income and EBIDTA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., A provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas, primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations Contact:
Tom Watts
Watts Capital Partners, LLC
Tel: +1 (212) 879 0954
twatts@wattscapital.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2009	2008
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	68,938	73,916
Short-term bank deposits and held-to-maturity marketable securities	64,483	63,033
Short-term restricted cash	8,432	8,581
Restricted cash held by trustees	21,272	24,169
Trade receivables, net	57,527	59,038
Inventories	19,375	20,719
Other current assets	17,804	22,036

Total current assets	257,831	271,492

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	5,692	5,692
Severance pay fund	10,336	11,085
Long-term trade receivables, receivables in respect of capital
leases and other receivables	3,992	8,937

Total long-term investments and receivables	20,020	25,714

PROPERTY AND EQUIPMENT, NET	106,930	109,369

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	3,836	4,064

TOTAL ASSETS	388,617	410,639

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2009	2008
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	6,500	6,500
Current maturities of long-term loans	4,335	4,346
Trade payables	16,958	23,317
Accrued expenses	24,054	25,761
Short-term advances from customer, held by trustees	21,272	24,169
Other current liabilities	28,868	34,593

Total current liabilities	101,987	118,686

LONG-TERM LIABILITIES:
Accrued severance pay	11,255	12,297
Long-term loans, net	13,648	14,003
Accrued interest related to restructured debt	1,512	1,838
Convertible subordinated notes	16,315	16,315
Other long-term liabilities	16,051	17,276

Total long-term liabilities	58,781	61,729

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,824	1,821
Additional paid in capital	862,618	862,390
Accumulated other comprehensive income (loss)	(738)	2,106
Accumulated deficit	(635,855)	(636,093)

Total shareholders' equity	227,849	230,224

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	388,617	410,639

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three months ended March 31,
	2009	2008
	Unaudited	Unaudited

Revenues	60,826	70,533
Cost of revenues	42,872	45,257

Gross profit	17,954	25,276

Research and development expenses:
Expenses incurred	4,009	4,299
Less - grants	235	39

	3,774	4,260

Selling and marketing, general and administrative expenses	14,130	17,063

Operating income	50	3,953

Financial income, net	341	812
Expenses related to aborted merger transaction	-	(722)
Other income	199	1,182

Income before taxes on income	590	5,225

Taxes on income	352	635

Net income	238	4,590

Basic net earnings per share	0.01	0.12

Diluted net earnings per share	0.01	0.11

Weighted average number of shares used in
computing net earnings per share
Basic	40,071	39,703

Diluted	41,206	42,207

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Three months ended March 31,
		2009	2008
		Unaudited	Unaudited

	GAAP operating income	50	3,953
	Non-cash stock option expenses (1)	228	209

	Non-GAAP operating income	278	4,162

	GAAP net income	238	4,590
	Non-cash stock option expenses (1)	228	209

	Non-GAAP net income	466	4,799

	GAAP Earnings per share (diluted)	0.01	0.11
	Non-cash stock option expenses (1)	-	-

	Non-GAAP Earnings per share (diluted)	0.01	0.11

(1)
	Non-cash stock option expenses:
	Cost of Revenues	40	9
	Research and development	19	-
	Selling, general, marketing and administrative	169	200

		228	209

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended March 31,
	2009	2008
	Unaudited	Unaudited

Cash flows from operating activities:
Net income	238	4,590
Adjustments required to reconcile net income
to net cash used in operating activities:
Depreciation and amortization	3,455	3,131
Gain from the sale of an investment accounted for at cost	(199)	-
Stock-based compensation related to employees	228	209
Accrued severance pay, net	(293)	305
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	263	(451)
Accrued interest and exchange rate differences on
held-to-maturity marketable securities, net	80	(788)
Exchange rate differences on long-term loans	(285)	524
Exchange rate differences on loans to employees	5	16
Capital loss from disposal of property and equipment	5	19
Deferred income taxes	34	66
Decrease (increase) in trade receivables, net	1,518	(7,097)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	8,109	(6,798)
Decrease in inventories	1,276	4,343
Increase (decrease) in trade payables	(6,686)	1,943
Decrease in accrued expenses	(1,707)	(858)
Increase (decrease) in advances from customer, held
by trustees, net	(2,898)	452
Decrease in other accounts payable and other long term liabilities	(8,717)	(6,730)

Net cash used in operating activities	(5,574)	(7,124)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended March 31,
	2009	2008
	Unaudited	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(792)	(1,542)
Proceeds from sale of an investment accounted for at cost	199	-
Other investments	-	(195)
Purchase of held to maturity marketable securities	(60,812)	(23,906)
Proceeds from held to maturity marketable securities	59,283	18,662
Proceeds from sale of property and equipment	-	401
Loans to employees, net	(3)	2,758
Proceeds from restricted cash held by trustees	2,637	-
Investment in restricted cash (including long-term)	(50)	(597)
Proceeds from restricted cash (including long-term)	197	94

Net cash provided by (used in) investing activities	659	(4,325)

Cash flows from financing activities:
Exercise of stock options	3	1,066
Short-term bank credit, net	-	(322)
Repayment of long-term loans	(81)	(101)

Net cash provided by (used in) financing activities	(78)	643

Effect of exchange rate changes on cash and cash equivalents	15	84

Decrease in cash and cash equivalents	(4,978)	(10,722)

Cash and cash equivalents at the beginning of the period	73,916	122,807

Cash and cash equivalents at the end of the period	68,938	112,085

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Three months ended March 31,
	2009	2008
	Unaudited	Unaudited

Operating income	50	3,953
Add:
Non-cash stock option expenses	228	209
Deprecation and amortization	3,455	3,131

EBITDA	3,733	7,293